Exhibit 99.1
Mynd.ai Completes the Acquisition of Award-Winning AI Voice and Remote Control Technology

Seattle, WA., September 9, 2025 – Mynd.ai, Inc. (“Mynd” or the “Company”) (NYSE American: MYND) today announced that it finalized the strategic acquisition of Merlyn Mind, Inc. software solutions, patents, trademarks, know-how and other intellectual property and other assets related to an award-winning AI voice and remote-control technology. This solution enables seamless voice and remote control of PCs and Macs and integrates effortlessly with any front-of-class display, empowering educators with greater mobility, flexibility, and control in the classroom.
"By adapting and integrating this innovative technology into our Promethean ActivSuite® and Explain Everything® platforms, we’re unlocking new possibilities for AI-driven classroom experiences. This advancement will help our customers save time, gain deeper insights, and engage with content in more intuitive and impactful ways." stated Lance Solomon, Mynd’s Chief Product Officer.
The acquisition reinforces Mynd.ai’s commitment to delivering innovative solutions that support educators and learners worldwide and positions the Company at the forefront of AI-powered education technology.
Forward-Looking Statements
This press release contains “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements reflect Mynd’s current expectations and projections about future events at the time, and thus involve uncertainty and risk. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” “optimistic,” and the negatives of these words and other similar expressions generally identify forward looking statements. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in Mynd’s Annual Report on Form 20-F, filed with the SEC on March 26, 2025, as such factors may be updated from time to time in Mynd’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in Mynd’s filings with the SEC. While forward-looking statements reflect Mynd’s good faith beliefs, they are not guarantees of future performance. Mynd disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law.
About Mynd.ai, Inc.
Seattle-based Mynd is a global leader in interactive technology offering best-in-class hardware and software solutions that help organizations create and deliver dynamic content; simplify and streamline teaching, learning, and communication; and facilitate real-time collaboration. Our award-winning interactive displays and software can be found in more than 1 million learning and training spaces across 126 countries. Our global distribution network of more than 4,000 reseller partners and our dedicated sales and support teams around the world enable us to deliver the highest level of service to our customers.
For investor and media inquiries, please contact:
Investor Relations - Mynd.ai, Inc.
E-mail: investorrelations@mynd.ai
Chief Financial Officer
officeoftheCFO@mynd.ai
Tel: (206) 393-4443
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